Exhibit 99.a

FOR IMMEDIATE RELEASE

December 28, 2005

NOVA Chemicals announces decision to take Corunna, Ontario,
facility offline for repairs

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced plans to shut down its Corunna, Ontario, ethylene manufacturing facility on December 28, 2005, for additional compressor seal repairs.  The shutdown follows a successful plant start-up and commercial production of ethylene and co-products after a maintenance and modernization outage. Production of the full slate of products is expected to resume in approximately 12 to 16 days.

NOVA Chemicals’ Sarnia area polyethylene assets will also be shut down as a result of the Corunna outage. The company continues to work with all impacted customers.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:  +1 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: +1 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

This news release may contain forward-looking statements, which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about NOVA Chemicals’ beliefs, plans or expectations, are forward-looking statements. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements is set forth in NOVA Chemicals’ publicly filed disclosure documents and securities commission reports.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.